Filed Pursuant to Rule 253(g)(2)

File No. 024-11920

COMMUNITY HERITAGE FINANCIAL, INC.

SUPPLEMENT NO. 1, DATED OCTOBER 3, 2022,

TO THE OFFERING CIRCULAR, DATED SEPTEMBER 28, 2022

This Supplement No. 1, dated October 3, 2022, supplements the Offering Circular, dated September 28, 2022, of Community Heritage Financial, Inc. (the “Company”), which forms a part of the Offering Statement on Form 1-A (as amended by Post-Qualification Amendment No. 1 (File No. 024-11920)) qualified by the U.S. Securities and Exchange Commission on September 28, 2022, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular. Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is to disclose information related to a subsequent event that occurred after the date of the Offering Circular. Except as specifically set forth in this Supplement No. 1, the Offering Circular remains unchanged.

On October 1, 2022, the Bank determined there was unauthorized access to a portion of its information technology system. Within hours of the detection of the event, the Bank implemented a series of containment and remediation measures to address the situation. The Bank also launched an investigation and engaged legal counsel, a computer forensic firm and other incident response professionals. Although we are continuing to assess the situation, at this time we do not believe that any customer information was accessed. In addition, based on the information currently known to us, at this time we do not believe that the incident will have a material impact on our business or operations, and we expect our branches to continue to operate in the normal course of business.

See “Risk Factors” beginning on page 10 of the offering circular for a discussion of information that should be considered in connection with deciding whether to make an investment.

The United States Securities and Exchange Commission (the “SEC”) does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

The date of this Supplement No. 1 to the Offering Circular is October 3, 2022.